UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-65464

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01-01-20 AND ENDING 12-31-20
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Colchester Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Arrow Head Road
                              (No. and Street)

Marshfield   MA   02050
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eric Andrew   (617) 803-6400
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yoshida & Sokolski, P.C.
                    (Name – *if individual, state last, first, middle name*)

400 Unicorn Park, 4th Floor   Woburn   MA   01801
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Eric Andrew _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Colchester Partners, LLC _____ , as of December 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

DocuSigned by:

Eric Andrew

—67C60E97B9C34BF—Signature

Managing Director/FINOP
_____
Title

Lauren Horan

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COLCHESTER PARTNERS, LLC

STATEMENT OF FINANCIAL

CONDITION

DECEMBER 31, 2020

COLCHESTER PARTNERS, LLC

TABLE OF CONTENTS

DECEMBER 31, 2020



Yoshida & Sokolski, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
of Colchester Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Colchester Partners, LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Colchester Partners, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Colchester Partners, LLC's management. Our responsibility is to express an opinion on Colchester Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Colchester Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Yoshida & Sokolski, PC

Yoshida & Sokolski, PC
We have served as Colchester Partners, LLC's auditor since 2009.
Woburn, Massachusetts
March 1, 2021

400 Unicorn Park • 4th Floor • Woburn, Massachusetts 01801 • (781) 273-1010 • Fax: (781) 270-9592 • www.yoshcpa.com

COLCHESTER PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

	2020
ASSETS	
CURRENT ASSETS	
Cash	$ 1,316,343
Accounts Receivable	139,426
TOTAL CURRENT ASSETS	1,455,769
EQUIPMENT & IMPROVEMENTS, net of accumulated depreciation of $151,484	46,159
OTHER ASSETS	
Prepaid expenses	35,904
Advances to related parties	3,200
Investments	72
TOTAL OTHER ASSETS	39,176
TOTAL ASSETS	$ 1,541,104

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 227,622
MEMBERS' EQUITY	1,313,482
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,541,104

NOTE 1   *NATURE OF BUSINESS*

Colchester Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA").   The Company is an investment banking and strategic advisory firm organized to serve the needs of investment management organizations and their professionals throughout the United States of America.

NOTE 2   *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Use of Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the period reported. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, contracts with customers. Advisory fees are earned pursuant to a written engagement on a client-by-client basis. Advisory fees may include either fixed retainers, contingent based fees, or a combination of both. Contingent fees can either be based on a fixed dollar amount, or may be calculated on a predetermined formula. Contingent based revenues are recognized when the obligation to the customer is satisfied, and in an amount that reflects the consideration the Company expects to be entitled to in exchange for the services.

Cash and Cash Equivalents

The Company considers all liquid investment instruments with original maturities of ninety days or less to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of cash and trade accounts receivables.

The Company maintains its cash in an international commercial bank with a high credit rating. The balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At times during the year ended December

31, 2020, balances in deposit accounts exceeded FDIC insured limits, including a balance of $1,316,343 at year end. The Company monitors its exposure and has not experienced any losses in such accounts.

Concentration of credit risk related to trade accounts receivable is limited due to a client base of companies and individuals with high net worth.   The Company performs credit evaluations of its clients' financial condition and does not require collateral, since management does not anticipate nonperformance of payment.

Fair Value

All current assets and current liabilities, because of their short-term nature, are stated at cost or face value, which approximates market value.

Equipment and Improvements

Equipment and improvements are stated at cost. Depreciation and amortization are computed principally using the straight-line method over the estimated economic or useful lives of the applicable assets. Leasehold improvements are amortized over the lesser of the remaining life of the lease or the useful life of the improvements. The cost of maintenance and repairs is charged to expense as incurred.

NOTE 3   INVESTMENTS

The investment is in a minority interest of a Limited Liability Company valued at cost.

NOTE 4   ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company's accounts receivable are client obligations due under normal trade terms carried at their face value, less provisions for bad debts.   The Company evaluates the carrying amount of its accounts receivable on an ongoing basis and establishes a valuation allowance based on several factors, including specific client circumstances, historical rate of write-offs and the past due status of the accounts. At the end of each reporting period, the allowance is reviewed and analyzed for adequacy, and if relevant, is adjusted accordingly. The allowance is increased through a reduction of revenues and/or an increase in bad debt expense. On December 31, 2020, management believes no allowance is necessary.

NOTE 5   EQUIPMENT AND IMPROVEMENTS

Major classes of equipment and improvements consist of the following:

	Dec. 31, 2020
Computer equipment	$ 123,520
Office equipment	21,499
Furniture and fixtures	52,624
	197,643
Less accumulated depreciation	(151,484)
	$ 46,159

NOTE 6   COMMITMENTS AND CONTINGENCIES

The Company may from time to time become involved in various legal proceedings, litigation and threatened litigation arising in the ordinary course of business.   As of the date of these financial statements, there are no legal proceedings or similar matters, which individually or in the aggregate have a material effect on net capital, the financial position, results of operations or cash flows of the company.

In March 2020 the World Health Organization declared the outbreak of the novel coronavirus COVID-19 a global pandemic. The Company is dependent on its workforce to deliver its services. Developments such as social distancing and shelter-in-place directives have and will impact the Company's ability to deploy its workforce effectively. Further, these same developments may affect the operations and timing of deliverables from the Company's clients, as their own workforces and operations are disrupted by efforts to curtail the spread of this virus. The effectiveness of remote work environments may also be constrained due to unprecedented levels of internet usage stemming from the COVID-19 outbreak. The Company, as well as a majority of their clients, has coped with these potential restrictions and are operating successfully under a remote work environment.

NOTE 7   SUBSEQUENT EVENTS

While the Company expects to continue to operate as efficiently in 2021 as it did in 2020, the full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company's financial condition, liquidity, and future results of operations. Management is actively monitoring the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for fiscal year 2021.